EXHIBIT  2.1

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2005 and 2004

Index

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MINCO 明科银矿公司 SILVER CORPORATION

Management's Responsibility for Financial Reporting

The financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles as set out in note 13.

The Audit Committee of the Board of Directors is composed of three Directors and meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company has developed and maintains a system of control to provide reasonable assurance that financial information is accurate and reliable.

The financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders. The auditors’ report outlines the scope of their examination and their opinion on the financial statements.

Ken Cai

William Meyer

President and CEO

Chairman

Vancouver, Canada

February 6, 2006

Report of Independent Auditor

To the Shareholders of

MINCO SILVER CORPORATION

We have audited the consolidated balance sheets of Minco Silver Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2005 and the period from August 20, 2004 (inception) to December 31, 2004 and 2005.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 and the period from August 20, 2004 (inception) to December 31, 2004 and 2005, in conformity with Canadian generally accepted accounting principles.

Vancouver, Canada

Ernst & Young LLP

February 6, 2006

Chartered Accountants

MINCO SILVER CORPORATION
(An exploration stage enterprise)

Consolidated Balance Sheet
(Expressed in Canadian Dollars)
	December 31 2005	December 31 2004

ASSETS

Current assets
Cash and cash equivalents	$90,989	$70,350
Short-term investments (Note 3)	7,324,904	2,939,678
Receivables	36,991	6,947
Prepaid expenses and deposits	61,847	-

Total current assets	7,514,731	3,016,975

Plant, property and equipment (Note 5)	42,062	-

Total assets	$7,556,793	$3,016,975

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (Notes 4 and 8(a))	$649,570	$69,688
Due to Minco China (Note 8(b))	119,237	34,899

Total current liabilities	768,807	104,587

Long-term liabilities (Note 4)	460,000	-
Total liabilities	1,228,807	104,587
Commitments and contingencies (Notes 4 and 10)

SHAREHOLDERS' EQUITY
Share capital (Note 6a)	9,059,258	63,331

Special warrants (Note 6)	-	3,000,000

Contributed surplus (Note 6(c))	152,498	-

Deficit accumulated during the exploration stage	(2,883,770)	(150,943)

Total shareholders’ equity	6,327,986	2,912,388

Total liabilities and shareholders’ equity	$7,556,793	$3,016,975
See accompanying notes

On behalf of the Board:	“Chan-Seng Lee”	“William Meyer”
Chan-Seng Lee	William Meyer

Director Director

MINCO SILVER CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
	Year ended December 31, 2005	August 20, 2004 (inception) to December 31, 2004	Cumulative from August 20, 2004 (inception) to December 31, 2005

Exploration permits	$1,739,594	$-	$1,739,594
Other exploration costs	264,760	96,990	361,750
Total exploration costs (Note 4)	2,004,354	96,990	2,101,344

Administrative expenses
Accounting and audit	62,201	10,855	73,056
Amortization	6,961	-	6,961
Consulting	37,867	6,720	44,587
Foreign exchange loss (gain)	6,000	(1,197)	4,803
Investor relations	133,806	1,590	135,396
Legal	144,351	5,464	149,815
Regulatory and filing	77,334	7,762	85,096
Management fees	6,491	-	6,491
Office and miscellaneous	43,810	6,226	50,036
Property investigation	89,329	2,031	91,360
Rent	50,435	11,441	61,876
Salaries and benefits	104,025	13,410	117,435
Stock based compensation	51,000	-	51,000
Telephone	7,624	983	8,607
Travel and transportation	41,651	2,001	43,652

	862,885	67,286	930,171

Operating loss	(2,867,239)	(164,276)	(3,031,515)

Interest and sundry income	134,412	13,333	147,745

Loss for the period	(2,732,827)	(150,943)	(2,883,770)

Deficit, beginning of period	(150,943)	-	-

Deficit, end of period	$(2,883,770)	$(150,943)	$(2,883,770)

Loss per share - basic and diluted	$(0.12)	$(0.01)	$(0.13)

Weighted average number of common shares
outstanding - basic and diluted	22,840,373	15,669,173	20,925,173

See accompanying notes

MINCO SILVER CORPORATION
(An exploration stage enterprise)

Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
	Year ended December 31, 2005	August 20, 2004 (inception) to December 31, 2004	Cumulative from August 20, 2004 (inception) to December 31, 2005

Cash flows from (used in) operating activities
Net loss for the period	$(2,732,827)	$(150,943)	$(2,883,770)
Adjustment for items not involving cash:
- exploration permits (Note 4)	920,000	-	920,000
- exploration costs (Note 12)	-	63,331	63,331
- stock based compensation (Note 6(d))	51,000	-	51,000
- amortization of equipment	6,961	-	6,961
Change in non-cash working capital items:
- increase in receivables	(30,044)	(6,947)	(36,991)
- increase in prepaid expenses and deposits	(61,847)	-	(61,847)
- increase in accounts payable and accrued liabilities	119,882	69,688	189,570

	(1,726,875)	(24,871)	(1,751,746)

Cash flows from financing activities
Proceeds from issuance of shares and special warrants (Note 6(a))	6,097,425	3,000,000	9,097,425
Advances from related parties (Note 8(b))	84,338	34,899	119,237

	6,181,763	3,034,899	9,216,662

Cash flows used in investing activities
Acquisition of equipment	(49,023)	-	(49,023)
Increase in short-term investments	(4,385,226)	(2,939,678)	(7,324,904)

	(4,434,249)	(2,939,678)	(7,373,927)

Increase in cash and cash equivalents	20,639	70,350	90,989

Cash and cash equivalents, beginning of period	70,350	-	-

Cash and cash equivalents, end of period	$90,989	$70,350	$90,989

Supplemental disclosure of cash flow information
Interest paid in cash	$-	$-	$-
Income taxes paid in cash	$-	$-	$-

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

1.

Nature of Business

Minco Silver Corporation was incorporated on August 20, 2004 under the laws of British Columbia, Canada. Its principal business activities include the acquisition and exploration of silver mineral properties. At December 31, 2005, Minco Silver Corporation, was a 55.6% owned subsidiary of Minco Mining & Metals Corporation (“Minco Mining”).

Minco Silver Corporation (the “Company”) is exploring and evaluating silver mineral properties and projects in the Peoples’ Republic of China (“China”). The recoverability of amounts shown for mineral property interests in the Company’s balance sheet are dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the exploration and development of its properties, the receipt of necessary permits and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be an exploration stage enterprise as it has not yet generated any revenue from operations.

2.

Significant Accounting Policies

(a)

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of Minco Silver Corporation and its interest in the Fuwan Property. All material inter-company accounts and transactions have been eliminated upon consolidation.

(b)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.  Actual results could differ from those estimates.

(c)

Cash and cash equivalents

Cash and cash equivalents includes those short-term money market instruments which are highly-liquid investments and readily convertible into cash with a term to maturity of 90 days or less when acquired. As of December 31, 2005 and 2004, cash and cash equivalents consisted of cash only.

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies (continued)

(d)

Short-term Investments

Short-term investments comprise highly liquid investment grade treasury bills and guaranteed investment certificates with terms to maturity at acquisition of greater than 90 days but not more than one year. Short-term investments are carried at the lower of cost or market.

(e)

Plant, property and equipment

Plant, property and equipment are recorded at cost and amortization is provided as follows:

Computer equipment	30% per year, declining-balance basis
Leasehold improvements	5 year, straight-line basis
Mining equipment	30% per year, declining-balance basis
Motor vehicles	30% per year, declining-balance basis
Office equipment and furniture	20% per year, declining-balance basis

Amortization is provided at half the annual rate in the year of acquisition.

(f)

Revenue Recognition

Interest income on cash and cash equivalents and short-term investments is recognized as it is earned.

(g)

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.  As the Company incurred net losses during the period, the special warrants and options as disclosed in Note 6 were not included in the computation of loss per share as their inclusion would be anti-dilutive.

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies (continued)

(h)

Translation of Foreign Currencies

The Company’s functional currency is the Canadian dollar. The Company follows the temporal method of accounting for the translation of its integrated foreign operation and for foreign currency transactions. Under this method, transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the transaction dates.  At year-end, monetary assets and liabilities are re-measured at the year-end exchange rates, and non-monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at their historical exchange rates. The exchange gains and losses on translation are charged to operations.

(i)

Acquisition, Exploration and Development of Mineral Interests

Mineral property and mineral rights acquisition costs are capitalized until the viability of the mineral interest is determined. If a mineral ore body is discovered, capitalized costs will be amortized over their estimated useful lives following the commencement of production. Otherwise, capitalized acquisition costs are expensed when it is determined that the mineral property has no future economic value. Capitalized amounts (including capitalized development costs) are written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value. Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

Exploration permit acquisition and other exploration costs are expensed as incurred. When it is determined that a mining deposit can be economically and legally extracted or produced based on established proven and probable reserves, further exploration costs and development costs incurred after such determination will be capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies which indicate whether a property is economically feasible. Upon commencement of commercial production, capitalized costs will be transferred to the appropriate asset categories and amortized over their estimated useful lives. Capitalized costs, net of salvage values, relating to a deposit which is abandoned or considered uneconomic for the foreseeable future will be written off.

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies (continued)

(j)

Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they are incurred and in which a reasonable estimate of such costs can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related asset and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expenses) considered in its initial measurement at fair value. The amount of liability will be subject to re-measurement at each reporting period. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at December 31, 2005 and 2004, the Company did not have any asset retirement obligations.

(k)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(l)

Stock Based Compensation

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

3.

Short-term Investments

As at December 31, 2005, short-term investments consist of cashable guaranteed investment certificates and Canada government treasury bills maturing on May 18, 2006. As at December 31, 2004 short term investment consisted of high-grade bonds and guaranteed investment certificates maturing March 1, 2005 to December 13, 2005. At December 31, 2005, these investments were yielding an interest rate of 3% to 3.1% (December 31, 2004 – 2.25% to 2.80%) per year.

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

4.

Mineral Interests

Guangdong Province, China

On April 16, 2004, Minco Mining entered into a preliminary joint venture agreement, superseded by a formal joint venture agreement dated September 28, 2004, with other third parties to explore and develop a mineral property known as the Changkeng Property in Guangdong Province, China.  The target mineral in the Changkeng Property is gold but the property is known to also contain silver mineralization.  The gold and silver zones on the Changkeng Property are geologically distinct and can be mined as separate entities without interference. The silver zone is hereafter referred to as the “Changkeng Silver Interest”.

On August 20, 2004, Minco Mining transferred the following mineral interests to the Company in exchange for 14,000,000 common shares:

(a)

The right to earn a 51% interest in the Changkeng Silver Interest;

(b)

A preliminary joint venture agreement in relation to the exploration and development of the Fuwan silver deposit ( the “Fuwan Silver Project”); and

(c)

New exploration permits acquired or to be acquired in respect of certain mineral properties adjoining the Fuwan and Changkeng properties and known as the Guanhuatang, Luoke-Jilinggang, Guyegang-Sanyatang and Dadinggang properties.

Minco Mining was the sole shareholder of the Company and the two companies had common management at the time of the transaction.  As at the date of transfer, Minco Mining had expended $63,331 in preliminary exploration costs [see note 8(e)].  The Company’s right to the Changkeng Silver Interest is derived from the Changkeng Exploration Permit. As the transfer occurred between a parent and wholly-owned subsidiary, these financial statements reflect the parent’s continuity of interest in the assets transferred. Accordingly, the mineral interests have been reflected retroactively in these financial statements at the parent company’s carrying value of $nil and the exploration costs incurred by the parent have also been reflected in these financial statements as an expense within exploration costs in the period from August 20, 2004 (inception) to December 31, 2004. The shares issued by the Company have been recorded at $63,331.

On September 28, 2004, the Company signed a joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan Property. The joint venture agreement provided for the Company and GGEDC to incorporate a Sino-Foreign joint venture company with equity interests of 70% and 30%, respectively.  The joint venture company was never formed and the Company has been providing all of the funding to explore and develop the Fuwan Property.  Subsequent to the balance sheet date on January 10, 2006, the Company and GGEDC agreed that the joint venture will no longer be pursued and the Company should assume a 100% interest in the Fuwan Property [see note 14].  Accordingly, the Company has accounted for its 100% interest in the Fuwan Property.

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

4.

Mineral Interests (continued)

The cost of the exploration permit in respect of the Fuwan Silver Project (the “Fuwan Exploration Permit”) has been independently appraised at approximately $1.5 million (RMB10,330,000).  The appraised value has been affirmed by the Ministry of Land and Resources, China, and the Company is obligated to pay the amount in three installments within 24 months of the transfer of the Fuwan Exploration Permit.  On July 20, 2005, the Ministry of Land and Resources, China, approved the transfer of Fuwan Exploration Permit to Minco Mining (China) Corporation (“Minco China”), a wholly-owned subsidiary of Minco Mining. As of December 31, 2005, the Company had paid a total of approximately $600,000 (RMB4,132,000), representing 100% of the first installment payable for the Fuwan Exploration Permit. The remaining two installments of approximately $460,000 (RMB3,099,000) each, which are due within 12 and 24 months have been presented in the balance sheet as part of accounts payable and long-term liabilities, respectively.

On April 7, 2005, the Company acquired three additional silver exploration permits in China, referred to as the Guanhuatang Property, the Luoke-Jilinggang Property and the Guyegang-Sanyatang Property; and paid $219,594 (RMB1,500,000) for the three permits in September 2005.  A permit application is still pending for the Dadinggang Property.

The following is a summary of other exploration costs incurred for the Fuwan Property:

	Year ended December 31, 2005	August 20,2004 (inception) to December 31,2004	Cumulative from August 20, 2004 (inception) to December 31, 2005
Consulting fees
-- External consulting fees	$ 88,571	$ 7,009	$ 95,580
-- Internal consulting fees	61,908	44,219	106,127
Drilling	43,344	-	43,344
Labor costs	27,053	6,272	33,325
Meals and entertainment	15,271	2,896	18,167
Travel and accommodation	15,615	18,321	33,936
Other costs	12,998	18,273	31,271
	$ 264,760	$ 96,990	$ 361,750

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

4.

Mineral Interests (continued)

The exploration permits owned by the Company are held through Minco China for and on behalf of the Company.  Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects. Further, the Company’s interest in the silver mineralization in the Changkeng Property is dependent upon Minco Mining maintaining its interests in the Changkeng Property in accordance with the terms of a joint venture agreement, to which the Company is not a party.  In the event that Minco Mining loses or alienates any or all of its interest in the Changkeng Property, the Company’s interest in the silver mineralization underlying the Changkeng Property will be lost.

Under the terms of the above mentioned joint venture agreement, Minco Mining may earn up to a 51% interest in the joint venture provided that it invests approximately $7.4 million (RMB 51 million) in the joint venture. In the event Minco Mining ceases to make its investment contributions, its interest in the joint venture will be subject to dilution.  The Company is not responsible to Minco Mining for any of its current commitments as those are designated for the exploration of gold deposits in the Changkeng Property.  The Company will only be responsible for 51% of any commitments made by the joint venture to explore the silver deposits in the Changkeng Property.  At December 31, 2005, no such commitment has been made.

5.

Plant, Property and Equipment

	December 31, 2005
		Accumulated	Net Book
	Cost	Amortization	Value

Computer equipment	$ 18,547	$ 2,782	$ 15,765
Leasehold improvements	3,623	362	3,261
Mining equipment	494	74	420
Motor vehicles	22,136	3,320	18,816
Office equipment and furniture	4,223	423	3,800
	$ 49,023	$ 6,961	$ 42,062

There was no plant, property or equipment at December 31, 2004.

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

6.       Share Capital and Special Warrants

(a)

Common Shares

Authorized:  Unlimited number of common shares without par value.

Issued:

	Shares	Amount
Balance, October 1, 2004	-	$ -
Shares issued for the transfer of mineral interests from Minco Mining (note 4)	14,000,000	63,331
Balance, December 31, 2004	14,000,000	63,331
Conversion of special warrants offered at $0.50 per warrant	6,000,000	3,000,000
Conversion of special warrants offered at $1.25 per warrant (net of share issuance cost $249,208)	4,276,000	5,095,792
Initial public offering at $1.25 per share (net of share issuance cost $148,367)	920,000	1,001,633
Fair value of 187,600 broker warrants issued in connection with the May 2005 private placement	-	(73,498)
Fair value of 92,000 broker warrants issued in connection with the November 2005 initial public offering	-	(28,000)
Balance, December 31, 2005	25,196,000	$ 9,059,258

On November 24, 2004, the Company closed a non-brokered private placement of 6,000,000 special warrants at $0.50 each for gross proceeds of $3 million. Each special warrant entitled the holder, upon the exercise or deemed exercise, and without payment of any additional consideration, to receive one common share of the Company. The warrants were fully exercised on December 2, 2005.

On May 10, 2005, the Company issued 4,276,000 special warrants at $1.25 each for gross proceeds of $5,345,000. Of this amount, $2,345,000 was raised on a brokered basis and $3,000,000 was raised by the Company on a non-brokered basis. Each special warrant entitled the holder to be issued one common share of the Company. The Company paid cash commission of $187,600 for the funds raised on the brokered portion of the placement, an underwriting fee of $15,000, and legal and other costs of $46,608. The warrants were fully exercised on December 2, 2005.

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

6.         Share Capital and Special Warrants (continued)

In connection with this offering, the Company issued options to its broker entitling the holder to receive share purchase warrants (the “broker warrants”) allowing the broker to purchase up to 187,600 common shares for a term of 18 months following the closing of the initial public offering under the prospectus, exercisable at a price of $1.25 per common share during the first twelve months of the term and a price of $1.50 per common share during the last six months of the term.  The estimated fair value of the broker warrants using the Black-Scholes model, being $73,498, has been recorded as an issue cost.

On December 1, 2005, the Company received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). The Company’s common shares began trading on the TSX on December 2, 2005. The Company’s trading symbol is “MSV”. The Company converted 10,276,000 special warrants to common shares. The Company also completed its initial public offering of 920,000 common shares at a price of $1.25 per common share (the “IPO”) for gross proceeds of $1,150,000. Blackmont Capital Inc. was paid a cash commission equal to $92,000 or 8% of the proceeds from the sale of common shares pursuant to the IPO and an underwriting and agency fee of $45,000.  Legal and other costs in relation to the issue amounted to a total of $11,367. Following the conversion and IPO, the Company had 25,196,000 common shares outstanding.

As additional consideration in connection with the IPO and a previously completed special warrant offering, the Company also granted agents’ warrants to the agent and members of its selling group entitling them to purchase an additional 92,000 common shares at an exercise price of $1.25 per common share for a period of 12 months from the IPO closing date and thereafter at a price of $1.50 per common share for an additional six months. The estimated fair value of the broker warrants using the Black-Scholes model, being $28,000, has been recorded as an issue cost.

The fair value of the broker warrants was calculated using the Black-Scholes option pricing model using a risk-free interest rate of 3.85%, dividend yield of 0% and volatility of 59%.

In October 2005, the Company, Computershare Trust Company of Canada (the “Escrow Agent”) and the principals of the Company (“Principals”) signed an escrow agreement. Pursuant to the escrow agreement, the Principals agreed to deposit an aggregate of 19,190,000 common shares in escrow (the “Escrowed Securities”) with the Escrow Agent.  The escrow agreement provides that the Escrowed Securities will be released as follows: (i) 25% on the date of listing of the Company’s Shares on a Canadian exchange (the “Listing Date”); (ii) 25% six months after the Listing Date; (iii) 25% twelve months after the Listing Date; and (iv) 25% eighteen months after the Listing Date. At December 31, 2005, 14,392,500 common shares were still escrowed.

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

6.         Share Capital and Special Warrants (continued)

The Company has entered into a strategic alliance agreement with Silver Standard Resources Inc. (“Silver Standard”) to jointly pursue silver opportunities in China.  Silver Standard is related to the Company as Silver Standard is a shareholder in the Company and both companies have two common directors. Pursuant to the strategic alliance, Silver Standard participated in the November 24, 2004 and May 10, 2005 special warrant offerings. In this regard, Silver Standard paid $3,200,000 to the Company in exchange for 4,960,000 special warrants, which were subsequently converted to common shares.  Silver Standard has preferential purchase rights to participate in the Company’s future financings in order to increase its equity interest up to 30%.

(b)

Broker Warrants

The total number of broker warrants issued during the year and outstanding at December 31, 2005 was 279,600, exercisable at a price of $1.25 per common share during the first twelve months of the term expiring December 1, 2006 and at a price of $1.50 per common share during the last six months of the term expiring May 31, 2007.  The weighted average exercise price of the warrants is $1.25 per common share.

(c)

Contributed Surplus

Summary of contributed surplus is as follows:

Balance at December 31, 2004	$ -
2005 stock-based compensation expense	51,000
Fair value of 187,600 broker warrants issued in connection with the May 2005 private placement	73,498
Fair value of 92,000 broker warrants issued in connection with the November 2005 initial public offering	28,000
Balance at December 31, 2005	$ 152,498

(d)

Stock Options

The Company may grant options to its directors, officers, employees and service providers under its stock option plan.  The maximum number of common shares reserved for issuance is 4,000,000. The Company expenses stock options over their vesting period, with stock options typically vesting in increments of one-third per year and having a maximum term of five years.

In 2005, the Company granted 2,740,000 stock options to its directors, officers, employees and consultants at an exercise price of $1.25 per share. The Company recorded $51,000 of stock based compensation expense in the year. The stock options granted vest in increments of one-third per year and have a term of five years.

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

6.         Share Capital and Special Warrants (continued)

 A summary of the status of options granted by the Company is as follows:

		Weighted Average
	Number	Exercise Price
Options outstanding at December 31, 2004	-	$ -
Granted	2,740,000	1.25
Options outstanding at December 31, 2005	2,740,000	$ 1.25

The weighted average fair value of options granted during the year ended December 31, 2005 was $0.68. Each option entitles the holders to purchase one common share.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.25	2,740,000	4.92	$1.25	-	$1.25

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

2005
Market price at date of grant (per common share)	$1.25
Risk-free interest rate	3.85%
Dividend yield	0%
Volatility	59%
Approximate expected lives	5 years

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

7.

Income Taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the following items:

	2005	2004
	34.86%	35.62%
Income taxes at statutory rates	$ (999,520)	$ (53,766)
Deductible expenditures	(27,719)	-
Non-deductible expenditures	20,270	349
Unrecognized benefits of foreign exploration and development expenditures	698,719	-
Unrecognized benefits of losses carried forward	308,250	53,417
	$ -	$ -

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at December 31 are as follows:

	2005	2004
	34.12%	35.62%
Future income tax assets:
Non-capital losses	$322,220	$ 18,869
Unused cumulative foreign exploration and development expenses	695,370	11,989
Capital assets	2,375	-
Share issue costs	108,522	-
	$1,128,487	$30,858
Less: valuation allowance	(1,128,487)	(30,858)
Total future income tax assets	-	-

The net amount which would give rise to a future income tax asset has not been recognized as realization is not considered more likely than not. Due to the uncertainty of future taxable income, all deferred tax assets have been fully valued against.

The Company has $944,374 of non-capital losses carry-forward for Canadian income tax purposes of which $52,974 expires in 2014 and $891,400 expires in 2015. The Company also has $2,038,014 (2004 - $33,658) of cumulative foreign resource expenses for Canadian income tax purposes which can be carried forward indefinitely and used to reduce future taxable income in Canada. Certain of these non-capital losses and the cumulative foreign resource expenses are related to the Company’s exploration activities in China. Consequently, certain of the related expenditures are currently deductible for Chinese tax purposes (subject to China tax law deductibility limitations) which have resulted in tax losses in China which can only be carried forward for a five year period to a maximum date of 2010.

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

8.

Related Party Transactions

a.

Accounts payable at December 31, 2005 include $141,479 (December 31, 2004 – $57,007) due to Minco Mining in respect of shared office expenses of $118,020 (December 31, 2004 – $45,566) and exploration expenses for the Fuwan Property of $23,459 (December 31, 2004 – $11,441). $141,479 was subsequently repaid to Minco Mining in January 2006.

b.

Due to Minco China at December 31, 2005 was $119,237, used for Fuwan Property and new silver projects’ investigation, which was subsequently repaid to Minco China in January 2006.The amount due to Minco China, a wholly-owned subsidiary of Minco Mining, is unsecured and non-interest bearing.

c.

In 2005, the Company paid consulting fees of $122,710 (December 31, 2004 - $26,105) to a director of the Company, including $ 61,440 as a performance bonus.  These consulting fees are included in exploration costs, property investigation and management fees.

d.

In 2005, the Company paid or accrued $44,954 (December 31, 2004 – $11,441) in respect of rent, $106,827 (December 31, 2004 – 63,316) in respect of exploration costs, and $359,368 (December 31, 2004 – $45,566) in respect of shared office expenses to Minco Mining.

e.

As disclosed in Note 4, Minco Mining transferred its mineral interests in the Changkeng Silver Interest, Fuwan Silver Project, and the Guanhuatang, Luoke-Jilinggang, Guyegang-Sanyatang, and Dadinggang properties to the Company in exchange for 14,000,000 common shares of the Company.  Minco Mining was the sole shareholder of the Company and the two companies had common management at the time of the transaction.

f.

As disclosed in Note 6, the Company entered into a strategic alliance with Silver Standard, a company which is a shareholder of the Company and which is related by two common directors.

Except for (e) which was recorded at the carrying amount, the above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

9.

Geographical Information

The Company’s business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company’s assets and liabilities and net loss is as follows:

	December 31,	December 31,
	2005	2004
Current Assets
Canada	$7,439,680	$3,003,990
China	75,051	12,985
	$7,514,731	$3,016,975

	December 31,	December 31,
	2005	2004
Long-term Assets
Canada	$16,402	$-
China	25,660	-
	$42,062	$-

	December 31,	December 31,
	2005	2004
Current Liabilities
Canada	232,357	69,688
China	536,450	34,899
	768,807	$ 104,587
	December 31,	December 31,
	2005	2004
Long-term Liabilities
Canada	$-	$-
China	460,000	-
	$460,000	$-

	Year ended December 31, 2005	August 20, 2004 (inception) to December 31,2004
Net Loss
Canada	$(699,110)	$(55,662)
China	(2,033,717)	(95,281)
	$(2,732,827)	$(150,943)

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

10.

Commitments

The Company has committed $192,860 for drilling programs in 2006 on the Fuwan Property.

11.

Financial Instruments

Fair value – The fair value of cash, receivables, accounts payable and accrued liabilities and amount due to Minco China approximates their carrying value due to the short-term nature of these financial instruments. The fair value of temporary investments is $23,085 in excess of carrying value, although temporary investments are carried at the lower of cost or market value.

Foreign exchange risk – The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk – The Company is exposed to interest rate risk on its short-term investments.

Credit risk – The Company generally places its temporary investment funds into government and Canadian bank debt securities and is therefore subject to minimal credit risk with regard to temporary investments.

12.

Non-Cash Transactions

(a)

In 2005, the Company incurred share issuance costs of $101,498 paid through the issuance of share purchase warrants, as described in note 6(a).

(b)

In 2004, the Company incurred exploration costs of $63,331 through the issuance of common shares (note 4).

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). These consolidated financial statements also conform, in all material respects, with generally accepted accounting principles in the United States of America (“United States GAAP”) with respect to recognition, measurement and presentation except as described and quantified below.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS123(R)”), which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25,”Accounting for Stock Issued to Employees”. Generally, the approach in SFAS 123 (R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company currently uses the fair value method to account for all stock option grants this statement is not expected to have any material impact on the consolidated financial statements when adopted.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Non-Monetary Assets – An Amendment of APB Opinion No. 29” (“SFAS 153”). The guidance in APB No. 29, “Accounting for Non-Monetary Transactions” is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes that SFAS 153 will have no impact on the consolidated financial statements of the Company once adopted.

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until which time the Company makes a change in accounting policy.

a.

In accordance with Canadian GAAP, the Company recognized an expense for the fair value of stock options granted to employees and directors. This treatment is permitted, but not mandatory, under US GAAP for the periods presented.

b.

Comprehensive income:

Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet.

All of the Company’s short-term investments are classified as available-for-sale securities under US GAAP. Available-for-sale securities are recorded at market value. Unrealized holding gains and losses on available-for sale securities are excluded from income and charged to accumulated other comprehensive income as a separate component of shareholders’ equity until realized. Under United States accounting principles, other comprehensive income for the year ended December 31, 2005, which consists of changes in the unrealized holding gains on investments held, would be a gain of $23,085 (2004 - $5,371).

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

c.

Reconciliation of consolidated balance sheet items:

	December 31, 2005	December 31, 2004
Short-term investments under Canadian GAAP	$ 7,324,904	$ 2,939,678
Unrealized gains	23,085	5,371
Short-term investments under US GAAP	$ 7,347,989	$ 2,945,049
Total assets (US GAAP)	$ 7,579,878	$ 3,022,346
Shareholders’ equity under Canadian GAAP	$ 6,327,986	$ 2,912,388
Accumulated other comprehensive gain	23,085	5,371
Shareholders’ equity (US GAAP)	$ 6,351,071	$ 2,917,759

Reconciliation of consolidated statements of operations and deficit:

	Year ended December 31, 2005	August 20, 2004 (inception) to December 31, 2004	Cumulative from August 20, 2004 (inception) to December 31, 2005
Loss for the period under Canadian and US GAAP	$(2,732,827)	$(150,943)	$(2,883,770)
Unrealized gain on available for sale securities	17,714	5,371	23,085
Comprehensive loss under US GAAP	$(2,715,113)	$(145,572)	$(2,860,685)

Accumulated other comprehensive gain:
Beginning of period under US GAAP	$5,371	$-	$-
Other comprehensive gain	17,714	5,371	23,085
End of period under US GAAP	$23,085	$5,371	$23,085

MINCO SILVER CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2005 and 2004

(Expressed in Canadian Dollars)

14.

Subsequent Events

On January 10, 2006, the Company signed an agreement with GGEDC establishing that the joint venture will no longer be pursued.   Consequently, the Company will own 100% of the interests in the Fuwan Property and will be responsible for 100% of the exploration and development expenditures of the property.

However, GGEDC will continue to provide professional services and technical assistance to the Company in relation to the Company’s mining activities in Guangdong Province, China in return for a 10% net profit to be derived from the Fuwan Property.